Form 40-F
period 2020-12-31
TFI International Inc.
filed 2021-02-18
CIK 1588823

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission File Number 001-39224

TFI INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Canada	4210	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

8801 Trans-Canada Highway, Suite 500

Saint-Laurent, Québec

H4S 1Z6

(514) 331-4000

(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company

County of New Castle

251 Little Falls Drive

Wilmington, DE USA 19808

(866) 927-9800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	TFII	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 93,397,985 common shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☒             No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

FORWARD LOOKING STATEMENTS

This Form 40-F and the exhibits hereto contain forward-looking statements under the provisions of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, and forward-looking information within the meaning of applicable Canadian securities legislation, and such statements are subject to the safe harbor created by those sections and the United States Private Securities Litigation Reform Act of 1995, as amended.

Readers are cautioned not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement:

•	Competition
•	Regulation
•	United States and Mexico Operations
•	Operating Environment and Seasonality
•	General Economic, Credit and Business Conditions
•	Interest Rate Fluctuations
•	Currency Fluctuations
•	Price and Availability of Fuel
•	Insurance
•	Employee Relations
•	Drivers
•	Independent Contractors
•	Acquisition and Integration Risks
•	Growth
•	Environmental Matters
•	Environmental Contamination
•	Key Personnel
•	Dependence on Third Parties
•	Loan Default
•	Credit Facilities
•	Customers and Credit Risks
•	Availability of Capital
•	Information Systems
•	Litigation
•	Internal Control Over Financial Reporting
•	Dividends and Share Repurchases
•	Public Health Crises, including the current COVID-19 pandemic

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

Readers should also refer to the sections entitled “Forward-Looking Statements” in the Company’s Annual Information Form for the year ended December 31, 2020, attached hereto as Exhibit 99.1 (the “2020 AIF”), and the Company’s Management’s Discussion and Analysis for the year ended December 31, 2020, attached hereto as Exhibit 99.3 (the “2020 MD&A”) for a discussion of forward-looking statements, as well as the section entitled “Risks and Uncertainties” in the 2020 MD&A for additional information on risk factors and other events that are not within the Company’s control.

Unless otherwise indicated or the context otherwise requires, all references in this Form 40-F to “TFI International”, the “Company”, “we”, “us”, and “our” mean TFI International Inc. and its consolidated subsidiaries.

CONTROLS AND PROCEDURES

Certifications

The required certifications are attached hereto as Exhibits 99.4, 99.5, 99.6, and 99.7.

Disclosure Controls and Procedures

As of the end of the period covered by this Form 40-F, the Company carried out an evaluation, under the supervision of the Company’s Chairman of the Board, President and Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the United States Securities and Exchange Commission (the “Commission”) under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

Changes in Internal Control over Financial Reporting

No changes were made to the Company’s internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The board of directors of the Company (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with section 3(a)(58)(A) of the Exchange Act. The Board has appointed four independent directors, Diane Giard, William T. England, Richard Guay (acting chair) and Debra Kelly-Ennis, to the Audit Committee.

The Board has determined that all members of the Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of the New York Stock Exchange (the “NYSE”).

Audit Committee Financial Expert

Management has determined that William T. England qualifies as an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K, and management intends to recommend to the Board to formalize the designation of Mr. England as an audit committee financial expert at its next meeting.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose (including, without limitation, Section 11 of the Securities Act) or impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Company’s Code of Ethics is applicable to all of its employees, including the CEO, CFO, Controller, and persons performing similar functions. The Code of Ethics is available on the Company’s website at www.tfiintl.com. Except for the Code of Ethics, and notwithstanding any reference to the Company’s website or other websites in this Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company's website or any other site shall be incorporated by reference in this Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to KPMG LLP, the auditors of the Company, for audit, audit-related, tax and other services in the years ended December 31, 2020 and 2019 were as follows:

Year ended December 31,
	2020	2019
	In USD (4)
Audit Fees(1)	$1,649,970	$842,146
Audit-Related Fees(2)	$24,725	$2,261
Tax Fees(3)	$475,393	$374,701
All Other Fees	$4,785	$602
TOTAL	$2,154,873	$1,219,710
(1)

Audit Fees 2020 includes fees relating to the U.S. IPO as well as a secondary equity offering issuance in August 2020 as well as conversion to USD reporting currency and preliminary work on SOX 404 compliance.

(2)	2020 and 2019 Audit-Related Fees are for an audit of a special report for the Québec Commission des normes, de l’équité, de la santé et de la sécurité du travail (CNESST) and U.S. GAAP conversion
(3)	Tax Fees consist of tax compliance, including assistance with the preparation and review of tax returns, and other tax advisory services related to domestic and international taxation.
(4)	The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for the years 2020 and 2019 respectively, namely:

Currency	2020	2019
Euros	1.1194	1.1419
Mexican	0.05196	0.04686
CAD	0.7454	0.7536

Audit Committee Pre-Approval Policies and Procedures

Generally, the Audit Committee reviews and approves in advance all non-audit services performed by the Company’s duly appointed external auditing firm. The Audit Committee may delegate to the chairman of the committee the authority to pre-approve non-audit services to be performed by the Company’s duly appointed external auditing firm. The pre-approval of such non-audit services by chairman to whom authority has been delegated must thereafter be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

If the amount to be paid by the Company to the Company’s duly appointed external auditing firm is less than seventy-five thousand dollars (CAD$75,000) for each specific mandate, up to an aggregate annual amount of all the non-audit services not more than One Hundred Fifty Thousand Dollars (CAD$150,000), such non-audit services are deemed to be pre-approved by the Audit Committee if they are approved by the Chairman of the Audit Committee and provided that the services are promptly brought to the attention of the Audit Committee at its first scheduled meeting following such non-audit services are given.

No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C), of SEC Regulation S-X during the year ended December 31, 2020.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not currently have any “off-balance sheet arrangements” (as that term is defined in General Instruction B. (11)(ii) of Form 40-F) that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations, commitments, contingencies and off-balance sheet arrangements” in the 2020 MD&A is incorporated by reference herein.

COMPARISON WITH NEW YORK STOCK EXCHANGE GOVERNANCE RULES

The Company is subject to the listing standards of the Toronto Stock Exchange (the “TSX”) and the corporate governance rules of Canadian Securities Administrators.  These listing standards and corporate governance rules are substantially similar to the NYSE listing standards.  The Company complies with these TSX listing standards and Canadian corporate governance rules.

The following are the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies listed on the NYSE:

•

Section 303A.08 of the NYSE's Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.  The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules require that shareholders approve the adoption of only those security-based compensation arrangements that provide for new issuances or potential issuances of securities from treasury. Further, the TSX rules require that: (i) every three years after institution, all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, must be approved by the listed issuer’s shareholders; (ii) any amendment to a security based compensation arrangement must be approved by the listed issuer’s shareholders unless the security based compensation arrangement contains detailed provisions which specify those amendments requiring shareholder approval under the TSX rules and those amendments which can be made by the listed issuer’s board of directors without shareholder approval; and (iii) shareholder approval is required for the introduction of, and subsequent amendments to, such amending provisions. The Company follows the TSX rules with respect to the requirements for shareholder approval of security-based compensation arrangements and amendments thereto.

•

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to insure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our by-laws provide that two or more shareholders present in person and personally holding or representing by proxy not less than twenty percent (20%) of the issued and outstanding shares of the Company entitled to vote at the meeting, constitutes a quorum.

•

In lieu of Section 312 of the NYSE’s Listed Company Manual, the Company intends to follow the TSX rules for shareholder approval of new issuances of its common shares.  The TSX will generally require shareholder approval for an issuance of shares if, in the opinion of the TSX, the transaction (i) materially affects control of the listed issuer or (ii) provides consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period. Shareholder approval is also required, pursuant to the TSX rules: (i) in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the “market price”, as that term is defined in the TSX rules, or (y) that during any six-month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six-month period; (ii) for a private placement of convertible securities in which the conversion price is determined on a basis that could result in a conversion price lower than that determined in accordance with the TSX rules; (iii) in those instances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis; and (iv) in those instances where the number of securities issued or issuable to insiders as a group, together with any securities issued or made issuable to insiders as a group for acquisitions during the preceding six months, in payment of the purchase price for an acquisition exceeds 10% of the number of securities of the listed issuer which are outstanding on a non-diluted basis, prior to the date of closing of the transaction;

Except as stated above, the Company is in compliance with the rules generally applicable to U.S. domestic companies listed on the NYSE.

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

EXHIBITS

The following documents are being filed with the Commission as exhibits to this Form 40-F.

Exhibit Number	Description
99.1	Annual Information Form for the Registrant for the year ended December 31, 2020
99.2

Audited Consolidated Annual Financial Statements of the Registrant as at and for the years ended December 31, 2020 and December 31, 2019, together with the notes thereto and the auditors’ report thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2020
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.8	Consent of KPMG LLP
101	Interactive Data File (formatted in XBRL)

Exhibits 99.1, 99.2 and 99.3 of this Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Commission on August 11, 2020 (File No. 333‐244364). Exhibit 99.8 is incorporated by reference as an exhibit to the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certificates that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFI International Inc.

By:	/s/ Alain Bédard
Name: Alain Bédard
Title: Chairman of the Board, President and Chief Executive Officer

Date: February 18, 2021