Form 40-F
period 2021-12-31
TFI International Inc.
filed 2022-03-15
CIK 1588823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 92,152,893 common shares.
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
of the Exchange Act.
Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Auditor Firm Id:	85	Auditor Name:	KPMG LLP	Auditor Location:	Montreal, QC, Canada

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
Readers are cautioned not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement:

●	Competition
●	Regulation
●	United States and Mexico Operations
●	Operating Environment and Seasonality
●	General Economic, Credit and Business Conditions
●	Interest Rate Fluctuations
●	Currency Fluctuations
●	Price and Availability of Fuel
●	Insurance
●	Employee Relations
●	Drivers
●	Independent Contractors
●	Acquisition and Integration Risks
●	Growth
●	Environmental Matters
●	Environmental Contamination
●	Key Personnel
●	Dependence on Third Parties
●	Loan Default
●	Credit Facilities
●	Customers and Credit Risks
●	Availability of Capital
●	Information Systems
●	Litigation
●	Internal Control Over Financial Reporting
●	Dividends and Share Repurchases
●	Material Transactions
●	Public Health Crises, including the current COVID-19 pandemic
The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.
Readers should also refer to the sections entitled “Forward-Looking Statements” in the Company’s Annual Information Form for the year ended December 31, 2021, attached hereto as Exhibit 99.1 (the “2021 AIF”), and the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021, attached hereto as Exhibit 99.3 (the “2021 MD&A”) for a discussion of forward-looking statements, as well as the section entitled “Risks and Uncertainties” in the 2021 MD&A for additional information on risk factors and other events that are not within the Company’s control.
Unless otherwise indicated or the context otherwise requires, all references in this Form
40-F
to “TFI International”, the “Company”, “we”, “us”, and “our” mean TFI International Inc. and its consolidated subsidiaries.

CONTROLS AND PROCEDURES
Certifications
The required certifications are attached hereto as Exhibits 99.4, 99.5, 99.6, and 99.7.
Disclosure Controls and Procedures
The information provided in the section entitled “Controls and Procedures” under the sub-heading “Disclosure Controls and Procedures” contained in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form
40-F
is incorporated by reference herein.
Management’s Annual Report on Internal Control over Financial Reporting
The information provided in the section entitled “Controls and Procedures” under the sub-headings “Management’s Annual Report on Internal Controls over Financial Reporting and Remediation Plan” contained in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as at December 31, 2021 has been audited by KPMG LLP (PCAOB ID No. 85), an independent registered public accounting firm, as stated in their report, which accompanies the Company’s Audited Consolidated Annual Financial Statements, filed as Exhibit 99.2 to this Annual Report on Form
40-F
and is incorporated herein by reference.
Changes in Internal Control over Financial Reporting
The information provided in the section entitled “Controls and Procedures” under the sub-heading “Changes in Internal Controls over Financial Reporting” contained in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
Audit Committee
The board of directors of the Company (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with section 3(a)(58)(A) of the Exchange Act. The Board has appointed four independent directors, Diane Giard, William T. England (chair), Richard Guay and Debra Kelly-Ennis, to the Audit Committee.
The Board has determined that all members of the Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of the New York Stock Exchange (the “NYSE”).
Audit Committee Financial Expert
Management has determined that William T. England qualifies as an “audit committee financial expert” within the meaning of Item 407 of Regulation
S-K.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose (including, without limitation, Section 11 of the Securities Act) or impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee or Board.
CODE OF ETHICS
The Company’s Code of Ethics is applicable to all of its employees, including the CEO, CFO, Controller, and persons performing similar functions. The Code of Ethics is available on the Company’s website at www.tfiintl.com. Except for the Code of Ethics, and notwithstanding any reference to the Company’s website or other websites in this Form
40-F
or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Form
40-F
or in the documents incorporated by reference herein or attached as Exhibits hereto.
PRINCIPAL ACCOUNTING FEES AND SERVICES
The aggregate amounts paid or accrued by the Company with respect to fees payable to KPMG LLP, the auditors of the Company, for audit, audit-related, tax and other services in the years ended December 31, 2021 and 2020 were as follows:

	Year ended December 31,
	2021	2020
	In USD (4)
Audit Fees (1)	$2,997,049	$1,649,970
Audit-Related Fees (2)	$2,817	$24,725
Tax Fees (3)	$39,774	$475,393
All Other Fees	$-	$4,785
TOTAL	$3,039,640	$2,154,873
(1)
Audit fees for 2021 and 2020 include fees related to the audit of the annual financial statements and the reviews of the interim financial statements. Audit fees for 2021 also include first year audit of internal controls over financial reporting. Audit Fees for 2020 includes fees relating to the preliminary work on SOX 404 compliance. Audit fees also include fees for any prospectus related work.

(2)
2021 and 2020 Audit-Related Fees are for an audit of a special report for the Québec Commission des normes, de l’équité, de la santé et de la sécurité du travail (CNESST) and 2020 fees also include preliminary U.S. GAAP conversion work.

(3)	Tax Fees consist of tax compliance, including assistance with the preparation and review of tax returns, and other tax advisory services related to domestic and international taxation.
(4)	The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for the years 2021 and 2020 respectively, namely:

Currency	2021	2020
Euros	1.4828	1.1194
Mexican	0.06181	0.05196
CAD	0.7978	0.7454
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
requirement under Rule
2-01(c)(7)(i)(C),
of SEC Regulation
S-X
during the year ended December 31, 2021.
OFF-BALANCE
SHEET ARRANGEMENTS
The Company does not currently have any
“off-balance
sheet arrangements” that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual obligations, commitments, contingencies and off-balance
sheet arrangements” in the 2021 MD&A is incorporated by reference herein.
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
The following are the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies listed on the NYSE:

●
Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired
in the open market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules require that shareholders approve the adoption of only those security-based compensation arrangements that provide for new issuances or potential issuances of securities from treasury. Further, the TSX rules require that: (i) every three years after institution, all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, must be approved by the listed issuer’s shareholders; (ii) any amendment to a security based compensation arrangement must be approved by the listed issuer’s shareholders unless the security based compensation arrangement contains detailed provisions which specify those amendments requiring shareholder approval under the TSX rules and those amendments which can be made by the listed issuer’s board of directors without shareholder approval; and (iii) shareholder approval is required for the introduction of, and subsequent amendments to, such amending provisions. The Company follows the TSX rules with respect to the requirements for shareholder approval of security-based compensation arrangements and amendments thereto.

●
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

●
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

Exhibit Number	Description
99.1	Annual Information Form for the Registrant for the year ended December 31, 2021
99.2
Audited Consolidated Annual Financial Statements of the Registrant as at and for the years ended December 31, 2021 and December 31, 2020, together with the notes thereto and the auditors’ report thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2021
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.8	Consent of KPMG LLP
101	Interactive Data File (formatted in Inline XBRL)
104	Cover Page Interactive Data File (embedded within the Inline XBRLs)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certificates that it meets all of the requirements for filing on Form
40-F
and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFI International Inc.

By:	/s/ Alain Bédard
	Name:	Alain Bédard
	Title:	Chairman of the Board, President and Chief Executive Officer
Date: March 14, 2022