Form 40-F
period 2022-12-31
TFI International Inc.
filed 2023-02-23
CIK 1588823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
8801 Trans-
Canada
Highway
, Suite 500
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 86,539,559 common shares.
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
of the Exchange Act.
Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correctionof an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executiveofficers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐

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

Readers are cautioned not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement:

•	Competition

•	Regulation

•	United States Operations

•	Operating Environment and Seasonality

•	General Economic, Credit and Business Conditions

•	Interest Rate Fluctuations

•	Currency Fluctuations

•	Price and Availability of Fuel

•	Insurance

•	Employee Relations

•	Drivers

•	Independent Contractors

•	Acquisition and Integration Risks

•	Growth

•	Environmental Matters

•	Environmental Contamination

•	Key Personnel

•	Dependence on Third Parties

•	Loan Default

•	Credit Facilities

•	Customers and Credit Risks

•	Availability of Capital

•	Information Systems

•	Litigation

•	Internal Control Over Financial Reporting

•	Dividends and Share Repurchases

•	Material Transactions

•	Public Health Crises, including the current COVID-19 pandemic

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

Readers should also refer to the sections entitled “Forward-Looking Statements” in the Company’s Annual Information Form for the year ended December 31, 2022, attached hereto as Exhibit 99.1, and the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022, attached hereto as Exhibit 99.3 (the “2022 MD&A”) for a discussion of forward-looking statements, as well as the section entitled “Risks and Uncertainties” in the 2022 MD&A for additional information on risk factors and other events that are not within the Company’s control.

Unless otherwise indicated or the context otherwise requires, all references in this Form 40-F to “TFI International”, the “Company”, “we”, “us”, and “our” mean TFI International Inc. and its consolidated subsidiaries.

CONTROLS AND PROCEDURES

Certifications

The required certifications are attached hereto as Exhibits 99.4, 99.5, 99.6, and 99.7.

Disclosure Controls and Procedures

The information provided in the section entitled “Controls and Procedures” under the sub-heading “Disclosure Controls and Procedures” contained in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

Management’s Annual Report on Internal Control over Financial Reporting

The information provided in the section entitled “Controls and Procedures” under the sub-headings “Management’s Annual Report on Internal Controls over Financial Reporting” contained in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which accompanies the Company’s Audited Consolidated Annual Financial Statements, filed as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

The information provided in the section entitled “Controls and Procedures” under the sub-heading “Changes in Internal Controls over Financial Reporting” contained in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The board of directors of the Company (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with section 3(a)(58)(A) of the Exchange Act. The Board has appointed four independent directors, Diane Giard, William T. England (chair), André Bérard (interim member) and Debra Kelly-Ennis, to the Audit Committee.

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

CODE OF ETHICS

The Company’s Code of Ethics is applicable to all of its employees, including the CEO, CFO, and persons performing similar functions. The Code of Ethics is available on the Company’s website at www.tfiintl.com. Except for the Code of Ethics, and notwithstanding any reference to the Company’s website or other websites in this Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to KPMG LLP, the auditors of the Company, for audit, audit-related, tax and other services in the years ended December 31, 2022 and 2021 were as follows:

	Year ended December 31,
	2022	2021
	In USD (4)
Audit Fees(1)	$2,683,499	$2,997,049
Audit-Related Fees(2)	$382,553	$2,817
Tax Fees(3)	$—	$39,774
All Other Fees	$—	$—
TOTAL	$3,066,052	$3,039,640

(1)

Audit fees for 2022 and 2021 include fees related to the audit of the annual financial statements, the reviews of the interim financial statements and the audit of internal controls over financial reporting. Audit fees also include fees for any prospectus related work.

(2)

2022 and 2021 Audit-Related Fees are for an audit of a special report for the Québec Commission des normes, de l’équité, de la santé et de la sécurité du travail (CNESST) and 2022 fees also include carve-out work related to the disposition of CFI and due diligence services.

(3)

No tax fees for 2022. Tax Fees for 2021 consist of tax compliance, including assistance with the preparation and review of tax returns, and other tax advisory services related to domestic and international taxation.

(4)	The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for the years 2022 and 2021 respectively, namely:

Currency	2022	2021
Euros	—	1.4828
Mexican	—	0.06181
CAD	0.7685	0.7978

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

No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C), of SEC Regulation S-X during the year ended December 31, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not currently have any “off-balance sheet arrangements” that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations, commitments, contingencies and off-balance sheet arrangements” in the 2022 MD&A is incorporated by reference herein.

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

EXHIBITS

The following documents are being filed with the Commission as exhibits to this Form 40-F.

Exhibit Number	Description

99.1	Annual Information Form for the Registrant for the year ended December 31, 2022

99.2	Audited Consolidated Annual Financial Statements of the Registrant as at and for the years ended December 31, 2022 and December 31, 2021, together with the notes thereto and the auditors’ reports thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2022

99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of KPMG LLP

101	Interactive Data File (formatted in Inline XBRL)

104	Cover Page Interactive Data File (embedded within the Inline XBRLs)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certificates that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFI International Inc.

By:	/s/ Alain Bédard
Name: Alain Bédard
Title: Chairman of the Board, President and Chief Executive Officer

Date: February 23, 2023