Form 40-F
period 2023-12-31
TFI International Inc.
filed 2024-02-16
CIK 1588823

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 84,441,733 common shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
United States and Mexican Operations
•
Operating Environment and Seasonality
•
General Economic, Credit and Business Conditions
•
Coronavirus and its Variants (“COVID-19”) Outbreak or Other Similar Outbreaks
•
Interest Rate Fluctuations
•
Currency Fluctuations
•
Price and Availability of Fuel
•
Insurance
•
Employee Relations
•
Drivers
•
Independent Contractors
•
Acquisition and Integration Risks
•
Growth
•
Environmental Matters
•
Environmental Contamination
•
Key Personnel
•
Dependence on Third Parties
•
Loan Default
•
Credit Facilities
•
Customers and Credit Risks
•
Availability of Capital
•
Information Systems
•
Litigation
•
Remote Work
•
Internal Control
•
Material Transactions
•
Dividends and Share Repurchases
•
Attention on Environmental, Social, and Governance (ESG) Matters

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

Readers should also refer to the sections entitled “Forward-Looking Statements” in the Company’s Annual Information Form for the year ended December 31, 2023, attached hereto as Exhibit 99.1, and the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023, attached hereto as Exhibit 99.3 (the “2023 MD&A”) for a discussion of forward-looking statements, as well as the section entitled “Risks and

Uncertainties” in the 2023 MD&A for additional information on risk factors and other events that are not within the Company’s control.

Unless otherwise indicated or the context otherwise requires, all references in this Form 40-F to “TFI International”, the “Company”, “we”, “us”, and “our” mean TFI International Inc. and its consolidated subsidiaries.

CONTROLS AND PROCEDURES

Certifications

The required certifications are attached hereto as Exhibits 99.4, 99.5, 99.6, and 99.7.

Disclosure Controls and Procedures

The information provided in the section entitled “Controls and Procedures” under the sub-heading “Disclosure Controls and Procedures” contained in the 2023 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

Management’s Annual Report on Internal Control over Financial Reporting

The information provided in the section entitled “Controls and Procedures” under the sub-headings “Management’s Annual Report on Internal Controls over Financial Reporting” contained in the 2023 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

Attestation Report of the Independent Registered Public Accounting Firm

The Company's internal control over financial reporting as at December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which accompanies the Company's Audited Consolidated Annual Financial Statements, filed as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

The information provided in the section entitled “Controls and Procedures” under the sub-heading “Changes in Internal Controls over Financial Reporting” contained in the 2023 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

The Company’s Code of Ethics is applicable to all of its employees, including the CEO, CFO and persons performing similar functions. The Code of Ethics is available on the Company’s website at www.tfiintl.com. Except for the Code of Ethics, and notwithstanding any reference to the Company’s website or other websites in this Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company's website or any other site shall be incorporated by reference in this Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to KPMG LLP, the auditors of the Company, for audit, audit-related, tax and other services in the years ended December 31, 2023 and 2022 were as follows:

Year ended December 31,
	2023	2022
	In USD (3)
Audit Fees(1)	$2,914,733	$2,683,499
Audit-Related Fees(2)	$22,990	$382,553
Tax Fees	$-	$-
All Other Fees	$-	$-
TOTAL	$2,937,723	$3,066,052
(1)
Audit fees for 2023 and 2022 include fees related to the audit of the annual financial statements, the review of the interim financial statements and the audit of internal controls over financial reporting.
(2)
2023 and 2022 Audit-Related Fees are for an audit of a special report, 2023 fees also include US GAAP analysis work and 2022 fees also include carve-out work related to the disposition of CFI and due diligence services.
(3)
The amounts in the table above are shown in USD and have been translated from the currency in which they were invoiced based on the average exchange rate of the Bank of Canada for the years 2023 and 2022 respectively, namely:

Currency	2023	2022
CAD	0.7409	0.7685

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

No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C), of SEC Regulation S-X during the year ended December 31, 2023.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not currently have any “off-balance sheet arrangements” that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations, commitments, contingencies and off-balance sheet arrangements” in the 2023 MD&A is incorporated by reference herein.

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

EXHIBITS

The following documents are being filed with the Commission as exhibits to this Form 40-F.

Exhibit Number	Description
97	Clawback Policy pursuant to Item 601 of Regulations S-K
99.1	Annual Information Form for the Registrant for the year ended December 31, 2023
99.2

Audited Consolidated Annual Financial Statements of the Registrant as at and for the years ended December 31, 2023 and December 31, 2022, together with the notes thereto and the auditor’s reports thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2023
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.8	Consent of KPMG LLP
101	Interactive Data File (formatted in Inline XBRL)
104	Cover Page Interactive Data File (embedded within the Inline XBRLs)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certificates that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFI International Inc.

By:	/s/ Alain Bédard
Name: Alain Bédard
Title: Chairman of the Board, President and Chief Executive Officer

Date: February 16, 2024