Form 40-F/A
period 2024-12-31
TFI International Inc.
filed 2025-02-20
CIK 1588823

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) amends the Annual Report on Form 40-F of TFI International Inc. (the “Company” or “Registrant”) for the year ended December 31, 2024, which was originally filed with the U.S. Securities and Exchange Commission on February 19, 2025 (the “Original Annual Report”). This Amendment No. 1 is being filed because of an error in the Average length of haul (in miles) presented in the operational data of U.S. LTL for the three month and twelve month periods ended December 31, 2024 in Management’s Discussion and Analysis for the year ended December 31, 2024 (included as Exhibit 99.3 to the Original Annual Report). A corrected copy of Management’s Discussion and Analysis for the year ended December 31, 2024 is attached hereto as Exhibit 99.3. Additionally, the required certifications are attached hereto as Exhibits 99.4, 99.5, 99.6, and 99.7.

Except as described above, the Original Annual Report and any other exhibits thereto remain unchanged. This Amendment No. 1 speaks as of the filing date of the Original Annual Report and does not reflect events occurring after the original filing date or modify or update those disclosures that may be affected by subsequent events.

EXHIBITS

Exhibit Number		Description
97*		Clawback Policy pursuant to Item 601 of Regulations S-K
99.1*		Annual Information Form for the Registrant for the year ended December 31, 2024
99.2*

Audited Consolidated Annual Financial Statements of the Registrant as at and for the years ended December 31, 2024 and December 31, 2023, together with the notes thereto and the auditor’s reports thereon

99.3+		Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2024
99.4+		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5+		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6+		Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.7+		Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.8*		Consent of KPMG LLP
101*		Interactive Data File (formatted in Inline XBRL)
104*		Cover Page Interactive Data File (embedded within the Inline XBRLs)

	*	Previously filed as exhibits to the Original Annual Report.
	+	Filed herewith

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certificates that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFI International Inc.

By:	/s/ Alain Bédard
Name: Alain Bédard
Title: Chairman of the Board, President and Chief Executive Officer

Date: February 20, 2025