Form 40-F
period 2025-12-31
TFI International Inc.
filed 2026-02-17
CIK 1588823

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
Cyber Security
•
Artificial Intelligence
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

Readers should also refer to the sections entitled “Forward-Looking Statements” in the Company’s Annual Information Form for the year ended December 31, 2025, attached hereto as Exhibit 99.1, and the Company’s Management’s Discussion and Analysis for the year ended December 31, 2025, attached hereto as Exhibit 99.3 (the

“2025 MD&A”) for a discussion of forward-looking statements, as well as the section entitled “Risks and Uncertainties” in the 2025 MD&A for additional information on risk factors and other events that are not within the Company’s control.

Unless otherwise indicated or the context otherwise requires, all references in this Form 40-F to “TFI International”, the “Company”, “we”, “us”, and “our” mean TFI International Inc. and its consolidated subsidiaries.

CONTROLS AND PROCEDURES

Certifications

The required certifications are attached hereto as Exhibits 99.4, 99.5, 99.6, and 99.7.

Disclosure Controls and Procedures

The information provided in the section entitled “Controls and Procedures” under the sub-heading “Disclosure Controls and Procedures” contained in the 2025 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

Management’s Annual Report on Internal Control over Financial Reporting

The information provided in the section entitled “Controls and Procedures” under the sub-headings “Management’s Annual Report on Internal Controls over Financial Reporting” contained in the 2025 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

Attestation Report of the Independent Registered Public Accounting Firm

The Company's internal control over financial reporting as at December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which accompanies the Company's Audited Consolidated Annual Financial Statements, filed as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

The information provided in the section entitled “Controls and Procedures” under the sub-heading “Changes in Internal Controls over Financial Reporting” contained in the 2025 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

The aggregate amounts paid or accrued by the Company with respect to fees payable to KPMG LLP, the auditors of the Company, for audit, audit-related, tax and other services in the years ended December 31, 2025 and 2024 were as follows:

Year ended December 31,
	2025	2024
	In USD (4)
Audit Fees(1)	$2,846,368	$3,192,953
Audit-Related Fees(2)	$4,560	$35,151
Tax Fees	$-	$-
All Other Fees(3)	$-	$80,304
TOTAL	$2,850,958	$3,308,408
(1)
Audit fees for 2025 and 2024 include fees related to the audit of the annual financial statements, the review of the interim financial statements and the audit of internal controls over financial reporting.
(2)
2025 and 2024 Audit-Related Fees are for an audit of a special report and 2024 includes US GAAP analysis work.
(3)
2024 other fees include review engagements for an acquired business.
(4)
The amounts in the table above are shown in USD and have been translated from the currency in which they were invoiced based on the average exchange rate of the Bank of Canada for the years 2025 and 2024 respectively, namely:

Currency	2025	2024
CAD	0.7154	0.7300

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

No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C), of SEC Regulation S-X during the year ended December 31, 2025.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not currently have any “off-balance sheet arrangements” that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations, commitments, contingencies and off-balance sheet arrangements” in the 2025 MD&A is incorporated by reference herein.

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

EXHIBITS

The following documents are being filed with the Commission as exhibits to this Form 40-F.

Exhibit Number	Description
97	Clawback Policy pursuant to Item 601 of Regulations S-K
99.1	Annual Information Form for the Registrant for the year ended December 31, 2025
99.2

Audited Consolidated Annual Financial Statements of the Registrant as at and for the years ended December 31, 2025 and December 31, 2024, together with the notes thereto and the auditor’s reports thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2025
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.8	Consent of KPMG LLP
101	Interactive Data File (formatted in Inline XBRL)
104	Cover Page Interactive Data File (embedded within the Inline XBRLs)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certificates that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFI International Inc.

By:	/s/ Alain Bédard
Name: Alain Bédard
Title: Chairman of the Board, President and Chief Executive Officer

Date: February 17, 2026